

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2012

<u>Via E-Mail</u>
Jinghe Zhang
Chief Executive Officer
Joway Health Industries Group Inc.
16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,
Nankai District, Tianjin, PRC

Re: **Joway Health Industries Group, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2010
        Filed April 14, 2011
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed March 1, 2010
        Form 8-K Filed October 7, 2010
        File No. 333-108715

Dear Mr. Zhang:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel
                                        and Mining